SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (the “Company”) is furnishing this Form 6-K/A in order to refile and replace Exhibit 99.1 to the Form 6-K of the Company furnished to the Securities and Exchange Commission on May 6, 2014 (the “Original Form 6-K”).

As indicated in the Original Form 6-K, on May 6, 2015, the Company issued a press release entitled “Caesarstone Reports First Quarter 2015 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The condensed consolidated balance sheets, condensed consolidated statements of income and condensed consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8 (File No. 333- 180313) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: May 6, 2015	By:	/s/ Yair Averbuch
Name: Yair Averbuch
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1	Description Press release titled “Caesarstone Reports First Quarter 2015 Results,” dated May 6, 2015.